Exhibit A

SPECIAL MEETING OF SHAREHOLDERS OF STELMAR SHIPPING LTD.

PROXY STATEMENT OF

Stelshi Holding Ltd. and Stelphi Holding Ltd.

This proxy statement is being furnished to you, the shareholders of Stelmar Shipping Ltd., which we refer to as “Stelmar” or the “Company”, in connection with the solicitation of proxies by Stelshi Holding Ltd., a company wholly owned by Stelios Haji-Ioannou, and Stelphi Holding Ltd., a company wholly owned by Polys Haji-Ioannou, (together referred to in this proxy statement as “Stelshi,” “Stelios,” “Stelphi,” “Polys,” “we,” “our” or “us,” as applicable) for use at the Special Meeting of shareholders of Stelmar, and at any adjournments or postponements thereof, relating to the proposed merger involving Fortress Investment Group LLC, or “Fortress”, and Stelmar. Pursuant to this proxy statement, we are urging holders of shares of Stelmar common stock, par value $.02 per share, to vote AGAINST the proposal to authorize the Agreement and Plan of Merger, dated September 20, 2004, by and among Stelfort III Holding Inc. (as assignee for Castlehill Trading Limited), a subsidiary of Fortress, Stelfort III Acquisition Inc. (as assignee of Ansber Trading Limited), as the merger subsidiary and a wholly owned subsidiary of Stelfort III Holding Inc., and Stelmar, which we refer to as the “Merger Agreement,” in connection with the proposed merger transaction involving Stelmar and such Fortress subsidiaries, as further described in management’s proxy statement distributed to you on October 15, 2004 and which was filed with the Securities and Exchange Commission, or the “SEC”, on the Company’s Form 6-K on October 15, 2004, which proxy solicitation we shall refer to as “Management’s Proxy Solicitation.” Information concerning Stelshi, Stelios, Stelphi, Polys and other persons who can or may be deemed participants in this solicitation of proxies is provided in Annex A and Annex B attached hereto.

The Special Meeting will be held on Tuesday, November 16, 2004 at 10:00 a.m. Eastern Standard Time (EST) at the InterContinental The Barclay New York, 111 East 48th Street, New York, New York. We plan to vote our 3,550,610 shares of common stock, or 20.21% of the outstanding shares as of the Special Meeting’s record date, October 14, 2004, AGAINST the merger and urge you to do the same. In addition to our shares, we need 5,232,165 shares to either vote AGAINST the merger or to abstain in order to defeat the Fortress transaction.

A PROXY MAY BE GIVEN BY ANY PERSON WHO HELD SHARES OF STELMAR COMMON STOCK ON OCTOBER 14, 2004, THE RECORD DATE FOR THE SPECIAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE URGED TO SIGN AND DATE THE ENCLOSED GREEN PROXY CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROVIDED, OR BY OTHER ELECTRONIC MEANS OF YOUR PLEASURE, OR INSTRUCT YOUR BANK, BROKER, DEALER, CUSTODIAN OR NOMINEE TO VOTE YOUR SHARES WITH A VOTE AGAINST THE PROPOSED FORTRESS TRANSACTION. PLEASE DO NOT RETURN THE PROXY SENT TO YOU BY MANAGEMENT.

If you have already sent in your proxy, remember that you have every right to revoke it and send in the GREEN proxy card by any method of your pleasure, including any one of the measures listed below. If you hold your shares through a bank, broker, dealer, custodian or nominee, please instruct your bank, broker, dealer, custodian or nominee so that your bank, broker, dealer, custodian or nominee can record your vote in a timely manner before the Special Meeting. If your shares are held in your own name, meaning that you are the record owner of your shares, you may send in or revoke your proxy, if need be, using any of the following methods:

•	By signing and dating the enclosed GREEN proxy card and returning it to our proxy solicitors, MacKenzie Partners, Inc., at 105 Madison Avenue, New York, NY 10016, proxy@mackenziepartners.com or Fax: +1-212-929-0308, with a vote AGAINST the proposed merger – this simple act will replace any previous proxy sent to management so long as you sign and date the GREEN proxy card; or

•	By attending the Special Meeting in person and casting your vote by ballot; or

•	By executing and returning the GREEN proxy card dated later than the one sent to management or submitting a written revocation of the proxy card sent to management to Stelmar’s Secretary at Status Center, 2A Areos Street, Vouliagmeni, GR-166 71 Athens, Greece; or

•	As a last resort, by calling Stelmar directly and instructing the Secretary to change your proxy card, at +30-210-891-7200 during business hours in Eastern European Time (EET), which is 7 hours ahead of EST, or +44-20-7653-1110 during business hours in Greenwich Mean Time (GMT), which is 5 hours ahead of EST.

Your latest-dated proxy is the only one that counts, so you may send in the GREEN proxy card even if you have already delivered any other proxy. It is very important that you date your new proxy.

IF YOU HAVE ANY QUESTIONS ABOUT OUR SOLICITATION, OR NEED ANY ASSISTANCE IN VOTING YOUR SHARES, PLEASE CONTACT OUR PROXY STATEMENT SOLICITOR, MACKENZIE PARTNERS, INC., TOLL-FREE, AT 1-800-322-2885 or +1-212-929-5500.

This proxy statement is first being sent or given to shareholders of Stelmar on or about November 10, 2004.

Annexes:

A – Information concerning persons who may be deemed to be participants in this solicitation of proxies

B – Common Stock ownership of Certain Beneficial Owners and Management

C – Liberian Business Corporation Act – Dissenters’ Rights Incorporation by Reference

Enclosure:

Proxy Card

- i -

BACKGROUND OF THE DECISION TO OPPOSE THE PROPOSED MERGER

We believe that the Stelmar Board of Directors, which we refer to as the “Board,” owes a fiduciary duty to pursue shareholder value and to guide Stelmar to profitable growth for the benefit of its shareholders and employees. As will be discussed in greater detail below, we believe that the Board has failed to carry out its fiduciary obligations to the Stelmar shareholders by approving and recommending the proposed sale of Stelmar to Fortress. Our decision to urge you to vote AGAINST the Fortress transaction is motivated by what we believe is in the best interests of shareholders from a financial perspective. Our statements herein as to what occurred at Board meetings is based solely upon our personal knowledge and recollection.

Many events have occurred over the past year that have led us to where we are today, strenuously objecting to the cash offer by Fortress to buy out the existing shareholders of Stelmar. The following is a summary of our understanding of each of these events.

In February of 2004, Stelmar’s Audit Committee learned that on October 27 and November 10, 2003, Peter Goodfellow, the Chief Executive Officer of Stelmar, and Stamatis Molaris, the Chief Financial Officer of Stelmar, took non-interest-bearing loans in the amount of £100,000 (or $169,520 based on the exchange rate on October 27, 2003) and $125,000, respectively, in clear violation of Section 6.12 of the Liberian Business Corporation Act, which we refer to as the “LBCA”, and Section 402 of the Sarbanes-Oxley Act of 2002. In 2002, as part of the adoption of the Sarbanes-Oxley Act in response to U.S. Congressional perceptions of improper corporate behavior, Section 402 of the Sarbanes-Oxley Act was adopted to prohibit any loans from a public company to its officers and directors. A little over a year following the adoption of this legislation, Mr. Goodfellow and Mr. Molaris not only took loans, but they took non-interest-bearing loans, which is, in our view, a gross violation of U.S. securities laws. In addition, at no time were these improper loans brought before a vote of the shareholders for their approval as required by the LBCA. On February 17, 2004, Stelios expressed his displeasure regarding these improper loans to the Board, as well as informing them that Stelshi’s votes regarding the election of directors at the Annual Meeting turned on how the Board would address the improper loans to Mr. Goodfellow and Mr. Molaris.

According to the Company’s Form 20-F for the year ended December 31, 2003, the Board imposed fines on Mr. Goodfellow and Mr. Molaris in the amount of $50,000 and $30,000, respectively. On March 10, 2004, George Karageorgiou, Stelshi’s nominee to the Board, informed the Chairman of the Board that Stelios and his family had lost trust and confidence in management and that the penalties imposed for the improper loans were not sufficiently strict considering the gravity of the legal prohibitions on this matter. On March 18, 2004, Stelios informed the entire Board that he had instructed Mr. Karageorgiou to resign from the Board in protest of the handling of these improper loans. On March 26, 2004, the Company issued a Notice of Annual Meeting of Shareholders to be held on April 20, 2004, which contained a brief disclosure of the improper loans but failed to detail the objections expressed by Mr. Karageorgiou and his subsequent resignation from the Board in protest over the handling of this issue.

On April 20, 2004, the scheduled date of the Annual Meeting of the shareholders, the Company failed to attain the required quorum, therefore, no legal action of the shareholders was taken. On April 22, 2004, the Company purportedly issued a notice to shareholders indicating that the Annual Meeting had been adjourned until May 19, 2004 due to a lack of a quorum. We believe that this notice failed to comply with the minimal notice requirements contained in Stelmar’s By-Laws or the LBCA1 because

[1]	Article II Section 3 of the By-Laws and Section 7.2 of the LBCA require that notice be issued no less than fifteen or more than sixty days prior to the date of any meeting.

Stelios did not receive this notice until June 15, 2004. Moreover, Management’s Proxy Solicitation disclosing this adjourned meeting was not filed with the SEC until June 16, 2004, a day after Stelios notified the Company of the deficiencies of the mailed notice which failed to comply with the Company’s By-Laws and the LBCA. Thus, we believe that the Company not only failed to mail timely notice to shareholders, but that it also failed to make timely public disclosure of the adjourned meeting. Furthermore, the meeting notice failed to contain an adequate disclosure of the improper loans, Stelios’ complaints to the Company regarding the same and the circumstances under which Mr. Karageorgiou resigned from the Board.

On April 23, 2004, Mr. Goodfellow and Mr. Molaris filed Forms 144 with the SEC indicating an intention to sell shares with an estimated selling price of $2,121,000 and $1,117,060, respectively. This came at a time when the Board as well as Mr. Goodfellow and Mr. Molaris knew of Stelios’ intention to vote AGAINST management’s representatives at the meeting and the likely consequences on Stelmar stock resulting from such a vote. Stelios informed the Board that he believed that management’s knowledge of his intentions to vote AGAINST them at the annual meeting constituted possession of material non-public information and that Mr. Goodfellow and Mr. Molaris should not trade in the stock until proper disclosures were made by the Company under applicable law.

On May 16, 2004, Stelios notified Nicholas Hartley, the Chairman of the Board, that Stelphi, Stelshi and Stelchi Holding Ltd. intended to enter into an agreement with OMI Corporation, a Marshall Islands corporation, which we refer to as “OMI,” engaged principally in the business, through its subsidiaries, of seaborne transportation of crude oil and refined petroleum products, which agreement, when executed, was disclosed on Stelshi, Stelphi and Stelchi’s Schedules 13D/A, respectively, filed with the SEC on June 3, 2004. On that same day, after being introduced by Stelios in a telephone call, Craig Stevenson, Chairman of the Board and Chief Executive Officer of OMI, informed Mr. Hartley of OMI’s interest in commencing discussions with Stelmar in connection with a possible strategic business combination between the two companies. Mr. Stevenson, Stelios, Mr. Hartley and Mr. Goodfellow, among others, met on May 18, 2004 to hear Mr. Stevenson’s proposal.

For reasons that we have not been able to discern, despite numerous calls and a meeting on May 18, 2004 with Stelios in London concerning the proposed OMI transaction, at no time did Mr. Hartley inform him that the adjourned Annual Meeting of shareholders was to be held the very next day, May 19, 2004, in New York.

On May 20, 2004, Mr. Stevenson sent a letter to Mr. Hartley outlining the OMI proposal, which was structured as a stock-for-stock merger in which the shareholders of Stelmar would own 40.5% of the newly merged company on a fully diluted basis, whereby Stelmar shareholders would receive approximately 3.1 shares of OMI for each share of Stelmar. OMI also indicated that it would be prepared to accept a deal whereby it would pay up to 25% of the cash in lieu of shares. In his letter, Mr. Stevenson wrote:

The combined company would have a significant presence in crude and clean tanker markets and would operate one of the youngest fleets in the industry. Moreover, our combined size would increase our operational flexibility for our product tanker fleet and the combined business would benefit from both a broader customer relationship base and a more balanced charter mix. Lastly, our respective shareholders would enjoy significant capital markets benefits from the transaction, including: higher public float, greater trading liquidity and potentially broader research sponsorship.

Based upon OMI’s closing price of $10.91 as of May 14, 2004, the last trading day prior to our interest in a combination with Stelmar becoming publicly known, this would imply a premium of approximately 35%.

* * *

We believe there is significant franchise value in each of our trading names and we would propose leveraging that value by using both our names for the combined business. Our proposal would be “OMI-Stelmar Corporation.” The headquarters for the new business would be in Connecticut, USA. However, we believe there is significant value in Stelmar’s technical capabilities, and therefore, the new business would have a meaningful presence in Athens, Greece.

* * *

Again, I believe this proposal is compelling. It represents compelling value for the Stelmar shareholders by providing immediate value creation through an attractive premium to the current market price and perhaps more importantly, it provides Stelmar shareholders an opportunity to benefit from the increased earnings power and enhanced strategic position of the new, combined business.

A copy of Mr. Stevenson’s entire May 20, 2004 letter is attached as Exhibit D to OMI’s Schedule 13D regarding Stelmar filed on May 25, 2004.

On June 1, 2004, the Company filed a Form 6-K with the SEC indicating that the Board purported to have amended and restated the Company’s By-Laws to remove certain rights held by shareholders. Among other things, these By-Laws changes attempt to deny:

•	The calling of an annual meeting by shareholders with more than 10% of the outstanding stock;

•	The calling of a special meeting by shareholders with more than 10% of the outstanding stock;

•	Action by shareholder written consent in lieu of meeting; and

•	Action by shareholders to fill vacancies on the Board.

Stelios has repeatedly objected to these actions, which he perceives as being adopted for the purpose of entrenching management and disenfranchising shareholders of the Company. Remarkably, Stelmar’s management, on page 13 of Management’s Proxy Solicitation, audaciously admitted that these actions were taken by the Board “to eliminate the ability of shareholders to call a Special Meeting, to act by written consent or to bring any business before Special Meetings of Stelmar shareholders.” In our view, the adoption of these entrenchment devices constituted a breach of the Board’s fiduciary duties of due care and loyalty to the Stelmar shareholders.

After the initial meeting at which OMI initiated a discussion of its proposal on May 18th, Stelmar management did not again meet or speak with OMI. Instead, on June 7, 2004, the Board issued a press release announcing, with no further explanation, that “[the] Board of Directors has unanimously determined that OMI Corporation’s proposal for a possible business combination is not in the best interests of all Stelmar shareholders, and the Board decided not to enter into discussions with OMI regarding its proposal.”

Throughout June and July, according to Management’s Proxy Solicitation, management purportedly pursued various alternatives with other potential purchasers. By the end of July, however, they had narrowed the field to three parties which had submitted proposals for all-cash merger transactions and one party that was willing to sell vessels in exchange for a minority interest in Stelmar.

On September 13, 2004, through their attorneys, Stelshi and Stelios sent a letter to Mr. Hartley demanding that the Board take the following corrective actions with respect to certain of the foregoing corporate actions by Stelmar:

•	Reschedule the Annual Meeting of the shareholders;

•	Add to the existing agenda proposals for the removal of Mr. Goodfellow and Mr. Molaris for cause for violations of U.S. securities laws prohibiting loans to directors; and

•	Repeal the amendments purportedly made to the By-Laws on May 27, 2004.

Despite our numerous demands, the Board did not reschedule the Annual Meeting of the shareholders, add the removal of Mr. Goodfellow and Mr. Molaris to the agenda of such meeting, or repeal the amendments purportedly made to the By-Laws.

On September 17, 2004, the Board, through its attorneys, responded that the Board purportedly needed additional time to respond to the significant corporate governance irregularities raised in our attorneys’ September 13, 2004 letter. At the same time, management continued its course to pursue an all-cash sale of the Company, and, as stated in Management’s Proxy Solicitation, received two final all-cash offers on September 19, 2004.

On September 20, 2004, management issued a press release announcing that the Board had unanimously approved the Merger Agreement with Fortress, which provided for a per share cash price equal to $38.55, without interest. In a teleconference held on that same day, we believe the Company’s CFO clearly indicated that a preference was given to cash offers, which was not disclosed in Management’s Proxy Solicitation.

On September 20, 2004, our attorneys, on behalf of Stelios, wrote a letter to the Company’s attorneys raising our strenuous objections to the Board’s handling of the OMI proposal and to the fact that the Board did not consult the Haji-Ioannou family and instead attempted to amend the Company’s By-Laws in order to prevent the Haji-Ioannou family as well as other shareholders from taking action against management.

On September 21, 2004, Stelios issued a press release asserting that the Board breached its fiduciary duty by refusing to entertain the OMI offer in May, 2004.

On October 16, 2004, Stelios sent a final letter to Mr. Hartley, stating that the failure of the Stelmar directors to fulfill their fiduciary obligations when they decided not to enter into discussions with OMI regarding its proposal had had (and continues today to have) horrible consequences for the shareholders as further described under the heading “Reasons to Vote Against the Proposed Merger” below.

In addition, on February 1, 2003, one of the Company’s ships, Keymar, ran aground, incurring a repair bill of approximately $30 million from the Skaramanja shipyard in Greece. We understand that the Company’s insurance carrier refused to reimburse Stelmar claiming that the repair costs were excessive and not justified and alleging management improprieties in connection with the Keymar repairs.

Consequently, it is our understanding that the Company is currently out of pocket $30 million, a fact that management has failed to adequately disclose to the shareholders.

REASONS TO VOTE AGAINST THE PROPOSED MERGER

We strongly object to the Board’s rationale to proceed with the Fortress transaction as described under the heading “Reasons for the Merger” starting on page 15 of Management’s Proxy Solicitation. The following is a summary of what we believe to be the consequences of the proposed merger with Fortress. These consequences are the primary reasons why we believe shareholders should vote AGAINST the proposed merger.

WE URGE YOU TO DEMONSTRATE YOUR OPPOSITION AND SEND A MESSAGE TO THE STELMAR BOARD BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD WITH A VOTE AGAINST THE PROPOSED MERGER AS SOON AS POSSIBLE. IF YOU HAVE ALREADY SENT IN YOUR PROXY CARD, YOU MAY REVOKE IT AS DISCUSSED UNDER THE HEADING “VOTING PROCEDURES.”

WE BELIEVE THE TRANSACTION WILL NOT MAXIMIZE YOUR INVESTMENT. Under the terms of the proposed Fortress merger, all of your shares of common stock will be cancelled and will be converted automatically into a right to receive $38.55 per share in cash, without interest. We strenuously object to this transaction as we believe that it fails to provide shareholders with adequate value for their investment in Stelmar as evidenced by a comparison of the proposed purchase price with OMI’s offer of 3.1 OMI shares in exchange for one Stelmar share. Accordingly, OMI’s proposal would value Stelmar today at about $55.18 per a share (calculated by multiplying $17.80 (the closing price of OMI stock on November 9, 2004) by 3.1, which amounts to $55.18), or approximately 43% more than the Fortress cash offer based on the November 9, 2004 closing price of OMI and Stelmar stock ($55.18 minus $38.55 equals $16.63, and $16.63 divided by $38.55 equals 43.14%), assuming that the OMI shares to be issued pursuant to the OMI proposal would retain their value until the closing of the proposed transaction. Additionally, Overseas Shipholding Group, Inc., which we refer to as “OSG,” offered 0.85 of their own shares for each Stelmar share in May, 2004, which today is valued at $50.96 (calculated by multiplying $59.95 (the closing price of OSG stock on November 9, 2004) by 0.85, which amounts to $50.96) or approximately 32% more than the price being offered by Fortress ($50.96 minus $38.55 equals $12.41, and $12.41 divided by $38.55 equals 32.19%), assuming that the OSG shares to be issued pursuant to the OSG proposal would retain their value until the closing of the proposed transaction. If you vote to approve the Fortress transaction and it is consummated at $38.55 per share, you will not be able to fully maximize the potential of your personal investment in Stelmar, which closed at $39.20 on November 9, 2004.

MANAGEMENT’S MAIN PRIORITY IS TO ENTRENCH ITSELF RATHER THAN TO MAXIMIZE SHAREHOLDER VALUE. We believe that the Company has received offers from other shipping companies which management and the Board discounted because they were higher offers for the exchange of shares rather than cash. We note that the section of Management’s Proxy Solicitation entitled “Reasons for the Merger” does not include a description of the preference for cash that Mr. Molaris disclosed during the September 20, 2004 conference call in announcing the Fortress transaction. The extent to which this preference was informally communicated to the bidders with the purpose of discouraging offers in shares by other listed shipping companies is not currently known. Given these facts, the Board’s contention in Management’s Proxy Solicitation that the auction process was full, fair and conducted in a way to maximize shareholder value is, in our view, highly suspect. Instead, management has negotiated a price with Fortress that we believe undervalues the Company. We believe that the inherent value in our interests will be realized when this ill-conceived transaction is voted down.

We believe that the Board’s acceptance of Fortress’ lower offer demonstrates management’s desire to entrench itself and remain in place after a sale of the Company, rather than to fulfill its fiduciary obligation to maximize shareholder value. This coupled with the Board’s actions attempting to amend the Company’s By-Laws to deprive shareholders of their rights and the improper loans taken by Mr. Goodfellow and Mr. Molaris demonstrate, in our view, that the Board does not have the best interests of the shareholders in mind.

We have demanded from management an unequivocal statement as to whether any other party made a higher offer or indication of interest that remained “on the table.” In so doing, we simply ask the following two questions of management:

•	Was there a higher offer to exchange shares for shares, however tentative, which the directors discouraged in order maintain their current positions?

•	What proposed remuneration, however tentative, has been offered to, or discussed with, any of the officers or directors since May, 2004?

MANAGEMENT APPEARS TO PRIORITIZE ITS OWN ENRICHMENT OVER MAXIMIZING SHAREHOLDER VALUE. According to Management’s Proxy Solicitation, management will receive certain benefits in connection with the Fortress merger, not the least of which is an aggregate of approximately $1.6 million in exchange for their stock options and restricted stock (in comparison, Mr. Karageorgiou will receive $0). Moreover, according to page 5 of Management’s Proxy Solicitation, four of the current executives of Stelmar have entered into employment agreements with the new entity which provide them with enhanced severance benefits, including lump-sum payments if their employment is terminated within six months after the proposed merger. We need to know whether, and, if so, how much, the officers and directors have enriched themselves in this process. In our view, any remuneration should be subject to a separate vote by the shareholders.

YOU WILL NOT HAVE ANY FURTHER RIGHTS AFTER THE MERGER. If the Fortress transaction is consummated, other than to represent a right to receive the merger consideration and whatever rights you have by law, you will not have any further rights as shareholders of Stelmar and consequently, will no longer be a part of one of the greatest shipping companies in the world today.

WE MAY HAVE OTHER OPTIONS. Based on the fact that companies such as OMI and OSG and the other companies, as mentioned, but not named, in Management’s Proxy Solicitation, have displayed interest in merging with or acquiring Stelmar, we believe that better options exist for the shareholders of Stelmar than approving the Fortress transaction. Management has a fiduciary duty to find the best deal based on price and other factors to maximize shareholder value. We do not believe that management has done this. We believe that management should institute an open and fair auction process to look for a better price than the one offered by Fortress. On November 9, 2004, Stelmar stock closed at $39.20, which is well above the $38.55 per share purchase price to be paid in connection with the Fortress transaction. We believe that this clearly demonstrates that the market recognizes that the Fortress offer fails to maximize shareholder value and is not in the best interest of shareholders from a financial perspective.

MANAGEMENT HAS NEGOTIATED A BREAKUP-FEE. Although when negotiating a sale of a company management is generally afforded a reasonable amount of discretion in negotiation with a potential buyer, we believe that in the Fortress transaction, management went too far to strike a deal with Fortress. As you are aware, the Merger Agreement is a signed agreement, although it will not be effective until a majority of the shareholders approves it. However, as stated in Management’s Proxy Solicitation, management agreed to pay Fortress $6 million, or just short of 1% of the aggregate $677 million Fortress cash payment, if either management or Fortress fails to get the requisite approval and authorization of the shareholders. Based on the summary of the events described above under the heading “Background of the Decision to Oppose the Proposed Merger,” we believe that management reasonably should have anticipated our objections to the Fortress merger at the proposed valuation and the real possibility of the shareholder vote not passing. We believe management’s agreement to a $6 million breakup-fee being triggered upon a failure to obtain shareholder authorization and approval is inappropriate and, in our view, demonstrates management’s disregard for the imperatives articulated by shareholders and thus constitutes a breach of their fiduciary duties of care and loyalty. To keep our stake in Stelmar in light of what we believe to be better potential offers, though, $6 million may be a small price to pay.

CERTAIN INFORMATION REGARDING THE PROPOSED MERGER

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Appendix A to Management’s Proxy Solicitation.

THE MERGER. The Merger Agreement provides for the merger of Stelfort III Acquisition Inc. and Stelmar, with Stelmar being the surviving corporation in the merger. At the effective time, the Articles of Incorporation and the By-Laws of Stelmar will be replaced by the Articles of Incorporation and the By-Laws of the merger subsidiary, except that the name on such documents shall be changed to “Stelmar Shipping Ltd.”

CONVERSION OF CAPITAL STOCK. At the effective time of the merger, each issued and outstanding share of common stock of Stelmar will be cancelled and will be converted automatically into a right to receive $38.55 in cash, without interest.

EXCHANGE PROCEDURES. At the effective time of the merger, a paying agent shall mail each shareholder entitled to the cash consideration of $38.55 per share in cash, without interest, a letter of transmittal for the return of their stock certificates to the paying agent in exchange for the cash consideration. From and after the effective time of the merger, holders of stock certificates shall have no rights with respect to Stelmar other than to exchange their shares for $38.55 per share in cash without interest and as provided by law. After one year following the merger, any portion of the exchange fund (from which each shareholder shall be paid $38.55 per share) remaining will be delivered to Fortress, and any former shareholder who still has not submitted its letter of transmittal can thereafter look to the surviving corporation (subject to abandoned property, escheat and other similar laws) as general creditors of the surviving corporation. Any portion of the exchange fund remaining unclaimed by holders of shares as of a date which is immediately prior to such time as such amounts would otherwise escheat or become the property of any governmental authority shall, to the extent permitted by applicable law, become the property of Fortress free and clear of any claims or interest of any person previously entitled thereto. At such time, none of the paying agent, Fortress or the surviving corporation shall be liable to any holder who still holds a stock certificate representing shares of Stelmar. As the foregoing demonstrates, actually collecting the merger consideration is not automatic.

WITHHOLDING RIGHTS. Each of the paying agent, Stelfort and the surviving corporation shall be entitled to deduct and withhold from the consideration such amounts as it is required to deduct and withhold under applicable laws, including tax laws. Being cashed out may have certain tax consequences for you. You should consult your own tax advisor to determine the particular tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of the receipt of cash in exchange for shares of Stelmar common stock pursuant to the merger.

STOCK OPTIONS. Each stock option that is outstanding and unexercised as of immediately prior to the effective time shall become fully vested and exercisable and shall be afforded the same cash consideration as shares of common stock at the proportion of common stock into which such stock options are convertible. Restricted stock shall be similarly converted into cash.

TERMINATION FEE. As further described under the heading “Reasons to Vote Against the Proposed Merger—Management Has Negotiated a Breakup-Fee,” management agreed to pay Fortress $6 million if either management or Fortress fails to get the requisite approval and authorization of the shareholders.

VOTING PROCEDURES

To vote AGAINST the proposed merger at the Special Meeting, please sign and date the GREEN proxy card with a vote AGAINST the Merger Agreement. Submitting a proxy will not affect your right to attend the Special Meeting and vote in person.

What if I have already sent my proxy card to management in favor of the merger and want to revoke my proxy or change my voting instructions?

You may revoke your proxy at any time before your proxy is voted at the Special Meeting.

If you have already sent in your proxy, remember that you have every right to revoke it and send in the GREEN proxy card by any method of your pleasure, including any one of the measures listed below. If you hold your shares through a bank, broker, dealer, custodian or nominee, please instruct your bank, broker, dealer, custodian or nominee so that your bank, broker, dealer, custodian or nominee can record your vote in a timely manner before the Special Meeting on November 16, 2004. If your shares are held in your own name, meaning that you are the record owner of your shares, you may send in or revoke your proxy, if need be, using any of the following methods:

•	By signing and dating the enclosed GREEN proxy card and returning it to our proxy solicitors, MacKenzie Partners, Inc., at 105 Madison Avenue, New York, NY 10016, proxy@mackenziepartners.com or Fax: +1-212-929-0308, with a vote AGAINST the proposed merger – this simple act will replace any previous proxy sent to management so long as you sign and date the GREEN proxy card; or

•	By attending the Special Meeting in person and casting your vote by ballot; or

•	By executing and returning the GREEN proxy card dated later than the one sent to management or submitting a written revocation of the proxy card sent to management to Stelmar’s Secretary at Status Center, 2A Areos Street, Vouliagmeni, GR-166 71 Athens, Greece; or

•	As a last resort, by calling Stelmar directly and instructing the Secretary to change your proxy card, at +30-210-891-7200 during business hours in Eastern European Time (EET), which is 7 hours ahead of EST, or +44-20-7653-1110 during business hours in Greenwich Mean Time (GMT), which is 5 hours ahead of EST.

Your latest-dated proxy is the only one that counts, so you may send in the GREEN proxy card even if you have already delivered any other proxy. It is very important that you date your new proxy.

IF YOU HAVE ANY QUESTIONS ABOUT OUR SOLICITATION, OR NEED ANY ASSISTANCE IN VOTING YOUR SHARES, PLEASE CONTACT OUR PROXY STATEMENT

SOLICITOR, MACKENZIE PARTNERS, INC., TOLL-FREE, AT 1-800-322-2885 or +1-212-929-5500.

How do I vote in person?

If you are the shareholder of record of Stelmar common stock as of the October 15, 2004 record date, you may attend the Special Meeting and vote in person. Please refer to the instructions provided to you by Stelmar for specific instructions for voting in person at the Special Meeting.

How do I vote by proxy?

To vote by proxy, you should complete, sign and date and return promptly in the enclosed postage-paid envelope the enclosed GREEN proxy card voting AGAINST the proposed merger, or sign, date and return the proxy card sent to you by management on October 15, 2004 through the methods provided by management, by fax or by any other means described above (whether or not through the Internet), voting AGAINST proposal 1, which asks you to consider and vote upon a proposal to approve and authorize the Merger Agreement. If you hold your shares through a bank, broker, dealer, custodian or nominee, please instruct your bank, broker, dealer, custodian or nominee so that your bank, broker, dealer, custodian or nominee can record your vote in a timely manner before the meeting on November 16, 2004. You may vote your shares without submitting a proxy to the Secretary of Stelmar if you vote in person, or, in some cases, if you provide appropriate instructions to the record holder of your shares.

What if I am not the record holder of my shares?

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can give a proxy with respect to your shares. You may have received either a proxy card from the record holder (which you can complete and send directly to management) or an instruction card (which you can complete and return to the record holder to direct its voting of your shares). If the record holder has not sent you either a GREEN proxy card or an instruction card relating to this proxy statement, you may contact the record holder directly to provide it with instructions.

You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which shares are held. You should complete, sign, date and return each GREEN proxy card and voting instruction card you receive.

You may also receive a proxy or voting instruction card which is being solicited by the Board. We urge you to discard any proxy or voting instruction cards sent to you by Stelmar’s management. If you have previously signed a proxy or voting instruction card sent by Stelmar’s management, we urge you to sign, date and promptly mail the enclosed GREEN proxy card or voting instruction card for the Special Meeting, which will revoke any earlier dated proxy or voting instruction cards solicited by the Board which you may have signed. It is very important that you date your proxy. It is not necessary to contact Stelmar for your revocation to be effective.

If you do not have record ownership of your shares and want to vote in person at the Special Meeting or if you are voting for someone else at the Special Meeting, you may obtain a document called a “legal proxy” from the record holder of the shares or such other person and bring it to the Special Meeting. If you need assistance, please contact MacKenzie Partners, Inc., toll-free, at 1-800-322-2885 or +1-212-929-5500.

What should I do if I receive a proxy card from Stelmar’s management?

Proxies on proxy cards are being solicited by Stelmar’s management. If you submit a proxy to us by signing and returning the enclosed GREEN proxy card, do not sign or return any proxy card or follow any voting instructions provided by Stelmar unless you intend to change your vote, because only your latest-dated proxy will be counted.

If you have already sent a proxy card to management and voted in favor of the proposed merger, you may revoke it and vote against the proposed merger simply by signing, dating and returning the enclosed GREEN proxy card.

If I plan to attend the Special Meeting, should I still submit a proxy?

Whether you plan to attend the Special Meeting or not, we urge you to submit a proxy voting AGAINST proposal 1, which asks you to consider and vote upon a proposal to approve and authorize the Merger Agreement. Returning the enclosed proxy card will not affect your right to attend the Special Meeting and vote. You can revoke your proxy by attending the meeting in person and voting there.

Who can vote?

You are eligible to vote or to execute a proxy only if you owned Stelmar common stock on the record date for the Special Meeting, October 14, 2004. Even if you have sold your shares after the record date, you retain the right to execute a proxy in connection with the Special Meeting. It is important that you grant a proxy regarding shares you held on the record date, or vote those shares in person, even if you no longer own those shares. Based upon Management’s Proxy Solicitation, on the record date for the Special Meeting, 17,565,549 shares of Stelmar common stock were issued and outstanding. We plan to vote our 3,550,610 shares of common stock, or 20.21% of the outstanding shares as of October 14, 2004, AGAINST the merger and urge you to do the same. In addition to our shares, we need 5,232,165 shares to vote AGAINST the merger in order to defeat the Fortress transaction.

How many votes do I have?

With respect to each matter to be considered at the Special Meeting, you are entitled to one vote for each share of Stelmar common stock owned on the record date. Based on documents publicly filed by Stelmar, Stelmar has no outstanding voting securities other than its common stock.

How will my shares be voted?

If you give a proxy on the accompanying GREEN proxy card, your shares will be voted as you direct. If you submit a signed GREEN proxy to MacKenzie Partners, Inc. without instructions, your shares will be voted AGAINST the proposal to approve the proposed merger. If you fail to vote your shares by not sending in a proxy card, or vote to ABSTAIN, your shares shall be counted as AGAINST the proposed merger. For the avoidance of doubt and to send management a resounding message, we urge you to affirmatively vote AGAINST the proposed merger.

Submitting a signed proxy card will also entitle Stelios and Polys Haji-Ioannou to vote your shares in accordance with their discretion on matters not described in this proxy statement that properly come before the Special Meeting or any adjournment or postponement of the Special Meeting.

Please see the discussion in the third paragraph under the heading “—What is a quorum and why is it necessary?” for a discussion regarding abstentions and “broker non-votes” and “—What vote is required to approve each proposal and how will votes be counted?” If Stelmar shareholders holding shares of Stelmar common stock in street name do not provide voting instructions, their shares will not be voted and will therefore be considered “broker non-votes.”

Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date by the person who submitted it.

If you give a proxy on the accompanying GREEN proxy card, your shares will be voted against any proposal to postpone or adjourn the Special Meeting if such proposal is made to facilitate the approval of the issuance of additional shares in connection with the proposed merger.

What is a quorum and why is it necessary?

In order to conduct business at the Special Meeting of shareholders of Stelmar, a quorum must be present. A majority of the shares of Stelmar common stock issued and outstanding and entitled to vote at the meeting, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the Special Meeting. Stelmar will treat shares of Stelmar common stock represented by a properly signed and returned proxy, or a proxy properly submitted electronically, as present at the Special Meeting for purposes of determining the existence of a quorum at the meeting.

The following description has been taken from Management’s Proxy Solicitation.

Abstentions and properly executed broker non-votes will be counted as shares present and entitled to vote for purposes of determining a quorum. “Broker non-votes” result when the beneficial owners of shares do not provide specific voting instructions to their brokers. Under the rules of the New York Stock Exchange,…, brokers are precluded from exercising their voting discretion with respect to the approval of non-routine matters such as the merger, and, thus, absent specific instructions from the beneficial owner of those shares, brokers are not empowered to vote the shares with respect to the approval of such matters.

What vote is required to approve each proposal and how will votes be counted?

The following description has been taken from Management’s Proxy Solicitation.

Each share of Stelmar common stock that was outstanding on the record date entitles the holder to one vote at the Special Meeting. Completion of the merger requires the approval and authorization of the merger agreement by holders of a majority of the outstanding shares of Stelmar common stock entitled to vote at the Special Meeting. Because the vote is based on the number of shares of Stelmar common stock outstanding rather than on the number of votes cast, failure to vote your shares (including as a result of broker non-votes), and votes to abstain, are effectively votes “against” the merger. You may vote your shares of Stelmar common stock by signing, dating and returning the enclosed proxy card by mail or by appearing and voting in person by ballot at the Special Meeting.

If you hold your shares through a bank, brokerage firm or nominee, you must vote in accordance with the directions on the voting instruction card that your bank, brokerage firm or nominee provides to you. Please note that your custodian may permit you to vote by telephone or via the Internet, as detailed on your voting instruction form.

Regardless of whether you plan to attend the Special Meeting, please vote your shares as described above as soon as possible to ensure that your shares are represented at the meeting.

As of the record date, the directors and members of senior management of the Company owned an aggregate of approximately 93,987 shares of Stelmar common stock, entitling them to exercise approximately 0.535% of the voting power of Stelmar common stock entitled to vote at the Special Meeting. These directors and members of senior management have indicated that they intend to vote in favor of the approval and authorization of the merger agreement.

Can the meeting be adjourned or postponed?

The following description has been taken from Management’s Proxy Solicitation.

[T]he Special Meeting may be adjourned or postponed for the purpose of soliciting additional proxies. If a quorum is present at the Special Meeting, any adjournment or postponement may be made without notice by approval of the holders of a majority of the outstanding shares of Stelmar common stock present in person or represented by proxy at the Special Meeting. Any signed proxies received by Stelmar will be voted in favor of an adjournment or postponement in these circumstances. If a quorum is not present at the Special Meeting, any adjournment or postponement may be made by sending a copy of the notice of the adjourned or postponed meeting to each shareholder by mail, facsimile or other electronic means of communication. If the meeting is adjourned, the Board may fix a new record date for the adjourned meeting, in which case a notice of the adjourned meeting will be given to each shareholder of record on the new record date. If you transfer your shares of Stelmar common stock prior to any such new record date, you may not be entitled to vote on the merger. Any adjournment or postponement of the Special Meeting for the purpose of soliciting additional proxies will allow shareholders of Stelmar who have already sent in their proxies to revoke them at any time before they are voted at the Special Meeting.

How can I receive more information?

If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call MacKenzie Partners, Inc., toll-free, at 1-800-322-2885, or +1-212-929-5500.

APPRAISAL RIGHTS

Dissenting shares are those that are outstanding immediately prior to the effective time and that are held by shareholders who shall have filed with the Company, either before the Special Meeting or at the Special Meeting but before the relevant vote, a written objection to the approval and authorization of the Merger Agreement in accordance with Section 10.8 of the LBCA and who will not have voted for the approval and authorization of the Merger Agreement. Dissenting shares will not be converted into, or represent the right to receive, the $38.55 per share in cash, without interest. Each holder of dissenting shares who has complied in all respects with Section 10.8 of the LBCA will instead be entitled to receive payment of the fair value of such dissenting shares in accordance with the provisions of such Section 10.8, except that all dissenting shares held by shareholders who have failed to perfect or who effectively have withdrawn or lost their right to dissent under such Section 10.8 will thereupon be deemed to have been converted into the right to receive the cash consideration, without interest, upon surrender of the certificate(s) formerly evidencing such shares. Fortress will have the ultimate power to authorize payment with respect to any demands for the fair value of any dissenting shares or offer to settle or settle any such demands.

The preceding statement is not intended to be a complete description of dissenter’s rights under the LBCA. You should refer to the full text of Sections 10.7 and 10.8 of the LBCA which are attached hereto in Annex C.

PROXY STATEMENT AND EXPENSES

Proxies may be solicited by mail, telephone, telefax, telegraph, the Internet, newspapers and other publications of general distribution and in person. The persons listed in Annex A, who are or may be deemed to be participants in the solicitation, may assist in the solicitation of proxies without additional remuneration, except as otherwise set forth in this proxy statement.

In connection with this solicitation of proxies, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries will be asked to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. We will reimburse those institutions for reasonable expenses that they incur in connection with forwarding these materials.

We have retained MacKenzie Partners, Inc. to solicit proxies in connection with the Special Meeting. MacKenzie Partners, Inc. may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries and will employ approximately twenty-five people in its efforts. We have agreed to pay MacKenzie Partners, Inc. an initial retainer fee of $30,000.

In addition to the costs related to the engagement of MacKenzie Partners, Inc., costs related to this solicitation of proxies include expenditures for printing, postage, legal services and other related items. Total expenditures are expected to be approximately $50,000. Total payment of costs to date in furtherance of our proxy statement is approximately $25,000. The expense of this proxy statement is being borne by the persons listed in Annex A.

INFORMATION ABOUT THE PARTICIPANTS

IN THIS SOLICITATION OF PROXIES

Stelshi Holding Ltd., Stelios, Stelphi Holding Ltd. and Polys are participants in the solicitation of proxies for the Special Meeting within the meaning of the U.S. federal securities laws. Certain other entities identified in Annex A to this proxy statement may also be deemed to be participants in such solicitation. Information concerning Stelshi Holding Ltd., Stelphi Holding Ltd. and other persons who may be deemed to be participants in the solicitation of proxies for the Special Meeting, including their beneficial ownership of Stelmar common stock, is set forth in Annex A to this proxy statement and is incorporated into this proxy statement by reference. Information in this proxy statement about each person who is or may be deemed a participant was provided by that person.

INFORMATION ABOUT STELMAR

Based upon information provided in Management’s Proxy Solicitation, the mailing address of the principal executive offices of Stelmar is Status Center, 2A Areos Street, Vouliagmeni, GR-166 71,

Athens, Greece. Annex B to this proxy statement sets forth information obtained from Stelmar’s public filings related to the beneficial ownership of Stelmar common stock and is incorporated in this proxy statement by reference.

Except as otherwise noted herein, the information in this proxy statement concerning Stelmar has been taken from or is based upon Management’s Proxy Solicitation as well as documents and records on file with the SEC and other publicly available information. Although we do not have any knowledge indicating that any statement contained herein is untrue, we do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on our behalf, or for any failure by Stelmar to disclose events that may affect the significance or accuracy of such information.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS

The following description of the requirements for proposing business and director nominations has been taken from Management’s Proxy Solicitation, relating to the proposed merger:

If the merger is completed, [Stelmar] will no longer be a publicly held company and there will be no public participation in any future meetings of [Stelmar’s] shareholders. However, if the merger is not completed, [Stelmar’s] shareholders will continue to be entitled to attend and participate in [Stelmar’s] shareholders’ meetings. If the merger is not completed, [Stelmar] will inform its shareholders, by press release or other means determined reasonable, of the date by which shareholder proposals must be received by [Stelmar] for inclusion in the proxy materials relating to [Stelmar’s] 2005 annual meeting.

In addition, [Stelmar’s] amended and restated By-Laws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder’s notice must be delivered to or mailed and received at [Stelmar’s] principal executive offices, not less than 150 days nor more than 180 days prior to the anniversary date of the immediately preceding annual meeting. [Stelmar] reserve[s] the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

OTHER MATTERS TO BE VOTED UPON

We are not aware of any other business to be acted upon at the Special Meeting. If, however, other matters are properly brought before the Stelmar Special Meeting or any adjournment or postponement of the Special Meeting, the persons named as proxy holders on the GREEN proxy card, Stelios and Polys Haji-Ioannou, will have discretion to act with regard to those matters if you send in your proxy in response to the Company’s solicitation. Proxies to be voted against the proposal to approve the issuance of Stelmar common stock in connection with the proposed merger may not be used to vote in favor of an adjournment of the Special Meeting of Stelmar shareholders for purposes of soliciting additional votes in favor of the proposal.

FORWARD LOOKING STATEMENTS

This proxy statement contains certain forward-looking statements concerning the financial condition and business of Stelmar following the consummation of its proposed merger with a subsidiary of Fortress, the anticipated financial and other benefits and detriments of such proposed acquisition and the plans and objectives of Stelmar’s management following such proposed acquisition or the now moot potential merger of Stelmar and OMI or OSG or any other company. Generally, the words “will,” “may,” “should,” “continue,” “believe,” “expects,” “intends,” “anticipates” or similar expressions identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following:

•	Competitive pressure among shipping companies may increase significantly;

•	Adverse changes in the interest rate environment may reduce interest margins or adversely affect asset values of the Company;

•	General economic conditions, whether nationally or in the market areas in which Stelmar, Fortress, OMI, OSG and any other potential merger partner referenced in this proxy statement conduct business, may be more or less favorable than expected;

•	Legislation or regulatory changes may adversely affect the businesses in which Stelmar, Fortress, OMI, OSG and any other potential merger partner referenced in this proxy statement are engaged; or

•	Adverse changes may occur in the securities markets.

*    *    *

WE URGE YOU TO VOTE YOUR SHARES AGAINST THE PROPOSED MERGER BY SIGNING, DATING AND RETURNING THE GREEN PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED OR INSTRUCT YOUR BANK, BROKER, DEALER, CUSTODIAN OR NOMINEE TO VOTE YOUR SHARES WITH A VOTE AGAINST THE PROPOSED MERGER INVOLVING STELMAR AND FORTRESS.

IF YOU HAVE ALREADY SENT IN YOUR PROXY CARD, REMEMBER, YOU HAVE EVERY RIGHT TO REVOKE IT BY ANY METHOD OF YOUR PLEASURE SUCH AS BY FAX, TELEPHONE OR THROUGH ANY OTHER ELECTRONIC MEANS AS DISCUSSED UNDER THE HEADING “VOTING PROCEDURES—WHAT IF I HAVE ALREADY SENT MY PROXY CARD TO MANAGEMENT IN FAVOR OF THE MERGER AND WANT TO REVOKE MY PROXY OR CHANGE MY VOTING INSTRUCTIONS?” AND ON THE FIRST PAGE OF THIS PROXY STATEMENT.

REMEMBER, YOUR LATEST-DATED PROXY IS THE ONLY ONE THAT COUNTS.

Questions or requests for additional copies of this proxy statement should be directed to:

MACKENZIE PARTNERS, INC.

105 Madison Avenue

New York, NY 10016

1-800-322-2885

or

+1-212-929-5500

Annex A

INFORMATION CONCERNING

STELIOS HAJI-IOANNOU, STELSHI HOLDING LTD., POLYS HAJI-IOANNOU,

STELPHI HOLDING LTD. AND OTHER PERSONS WHO MAY BE

DEEMED TO BE PARTICIPANTS IN THIS SOLICITATION OF PROXIES

Stelios Haji-Ioannou, Stelshi Holding Ltd., Polys Haji-Ioannou, and Stelphi Holding Ltd. are participants in the solicitation of proxies for the Special Meeting within the meaning of the federal securities laws.

Interests of persons who are or may be deemed to be participants in the solicitation and their Associates.

Stelshi and Stelphi have direct beneficial ownership of shares of common stock of Stelmar. Stelios, as the sole shareholder of Stelshi, and Polys, as the sole shareholder of Stelphi, each have indirect beneficial ownership of the common stock of Stelmar as disclosed in their respective Schedules 13D on file with the SEC. Stelios is the founder of Stelmar. He is also a former director and Chairman of the Board. Stelios and Polys are brothers.

Stelios is the director and controlling shareholder of easyGroup Holdings Limited, a Jersey Channel Islands limited company, which is the holding company of easy Group (UK) Limited, easyGroup IP Licensing Limited, easyInternetcafe Limited, easyCar Limited, easyValue Limited, easyDotcom Limited, easyPizza (UK) Limited, easyCinema Holdings Limited, easyMoney (Holdings) Ltd., easyBus Limited, easyHotel Limited, easyTelecom (UK) Limited, easy4Men Limited, easyMusic (UK) Limited and easy Mobile Limited, each of which is an English limited company, and of easyCruise (UK) Lmited, a Liberian corporation. easyGroup Holdings Limited is also the holding company of easyJet plc, an English company. Stelios also holds more than 10% of the stock of Kypros Compania Naviera S.A. and Lefkosia Compania Naniera S.A., both Panamanian companies and of Stelinvest Corp., a Liberian corporation. Stelios is also a director of several not-for-profit family foundations.

Polys is the director and controlling shareholder of Polys Holdings Ltd., a Jersey Channel Islands limited company, which holds approximately 10% of the stock of easyJet plc. Through his ownership interest in Cyclops Shipping Ltd., Privilege Navigation Finance Co. Ltd., WT Ships Ltd., Greenwich Brokerage Naviera S.A., Polyar Shipping Co. Ltd. and Polyland Estates, Polys is the beneficial owner of 42 companies, incorporated in various off-shore jurisdictions, each of which holds the assets to a single marine vessel. Polys is also a director of several not-for-profit family foundations. Polys’s wife is Rosemary Haji-Ioannou.

The above-listed associates of Stelios and Polys (within the meaning of the federal proxy rules), other than Stelshi and Stelphi, which we refer to as “Associates”, do not own, directly or indirectly, any shares of the common stock of Stelmar. The Associates disclaim beneficial ownership of the shares of the common stock of Stelmar not held of record by them. The inclusion of the Associates in this proxy statement shall not be construed as an admission that any such person or entity is the beneficial owner of any shares of Stelmar or that any of the Associates, directly or indirectly, is engaged in, or intends to, solicit proxies, or is planning to take the initiative, or engage, in organizing, directing, or arranging for the financing of the solicitation of proxies.

See “Beneficial Ownership of Stelmar Common Stock by Persons Who Are or May be Deemed to be Participants in the Solicitation.”

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Beneficial Ownership of Stelmar Common Stock by Persons Who Are or May be Deemed to be Participants in the Solicitation.

The beneficial ownership of Stelmar common stock of the persons listed below as of November 2, 2004, the date of the Schedules 13D/A most recently filed by them, was as follows:

	Shares Beneficially Owned
Name	Number	Percent(1)
Stelphi(2)	2,412,026	13.73%
Polys Haji-Ioannou (2)	2,412,026	13.73%
Stelshi(3)	1,138,584	6.48%
Stelios Haji-Ioannou (3)	1,138,584	6.48%

(1)	Calculated based on the 17,565,549 shares of common stock reported by Stelmar to be issued and outstanding as of October 14, 2004 in the Company’s Form 6-K filed by Stelmar on October 15, 2004.

(2)	The number of shares of Stelmar common stock shown as beneficially owned was disclosed in an Amendment to Schedule 13D, dated September 13, 2004, and filed with the SEC by the listed person. The business address of the listed person is 3-5 Avenue des Citronniers, Prince des Galles 3rd Floor, MC 98000, Monaco. Stelphi and Polys have shared voting and dispositive authority over the shares, pursuant to the relationship described above.

(3)	The number of shares of Stelmar common stock shown as beneficially owned was disclosed in an Amendment to Schedule 13D, dated October 16, 2004, and filed with the SEC by the listed person. The business address of the listed person is c/o Stelinvest Corp., Status Center, 2A Areos Street, Vouliagmeni, GR-166 71 Athens, Greece. Stelshi and Stelios have shared voting and dispositive authority over the shares, pursuant to the relationship described above.

No participant and no Associate beneficially owns any securities of Stelmar other than common stock. No participant beneficially owns any securities of any parent or subsidiary of Stelmar. No participant has record but not beneficial ownership with respect to any securities of Stelmar.

Each of the participants and the Associates expressly declare that neither the filing of this proxy statement nor any of the information contained herein shall be construed as an admission that it has formed or is a member of a group within the meaning for Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended.

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Annex B

COMMON STOCK OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, based solely upon information in the Management’s Proxy Solicitation, certain information as to the beneficial ownership of Stelmar’s common stock as of October 14, 2004 (unless otherwise noted) by:

•	each person known by the participants to be the beneficial owner of more than 5% of outstanding Stelmar common stock;

•	each of Stelmar’s directors and members of senior management; and

•	all of Stelmar’s directors and members of senior management as a group.

	Shares Beneficially Owned
Name	Number(1)	Percent
Polys Haji-Ioannou(2)	2,412,026	13.73%
Neuberger Berman Inc., Neuberger Berman, LLC(3)	1,934,800	11.01%
FMR Corp.(4)	1,283,700	7.31%
Stelios Haji-Ioannou(5)	1,138,584	6.48%
Nicholas Hartley	13,550	*
Thomas Amonett	3,500	*
Terence Coghlin	3,500	*
Roger Haynes(6)	4,000	*
George Karageorgiou(7)	0	*
Eileen Kamerick	1,900	*
Ray Miles	1,900	*
Peter Goodfellow	52,610	*
Stamatis Molaris	25,490	*
George Dienis	3,666	*
Adrian McMahon	871	*
All directors and members of senior management as a group (11 persons)	110,987	*

*	Represents less than 1% of outstanding Stelmar common stock.

(1)	The numbers and percentages of shares of Stelmar common stock listed below include shares issuable pursuant to currently outstanding stock options covering shares of Stelmar common stock that are exercisable within 60 days of October 14, 2004, as follows: (i) Nicholas Hartley—9,000; (ii) Thomas Amonett—2,000; (iii) Terence Coghlin—2,000; (iv) Roger Haynes—4,000; and (v) all directors and members of senior management as a group—17,000.

(2)	The number of shares of Stelmar common stock shown as beneficially owned was disclosed in an Amendment to Schedule 13D, dated September 13, 2004, and filed with the SEC by the listed person. The business address of the listed person is c/o Stelinvest Corp., Status Center, 2A Areos Street, Vouliagmeni, GR-166 71 Athens, Greece.

(3)	The number of shares of Stelmar common stock shown as beneficially owned was disclosed in a Form 13F-HR, for the quarter ended June 30, 2004, and filed with the SEC by the listed person

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on July 28, 2004. The business address of Neuberger Berman Inc. is 605 Third Ave, New York, NY 10158.

(4)	The number of shares of Stelmar common stock shown as beneficially owned was disclosed in a Form 13F-HR, for the quarter ended June 30, 2004, and filed with the SEC by the listed person on August 16, 2004. The business address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(5)	The number of shares of Stelmar common stock shown as beneficially owned was disclosed in an Amendment to Schedule 13D, dated September 21, 2004, and filed with the SEC by the listed person. The business address of the listed person is c/o Stelinvest Corp., Status Center, 2A Areos Street, Vouliagmeni, GR-166 71 Athens, Greece.

(6)	Mr. Haynes resigned as a director on April 12, 2004.

(7)	Mr. Karageorgiou resigned as a director of Stelmar effective March 18, 2004. On September 28, 2004, Mr. Karageorgiou sold 4,150 shares of Stelmar common stock. On September 29, 2004 Mr. Karageorgiou exercised options covering 7,000 shares of Stelmar common stock and sold the shares issued to him upon such exercise.

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Annex C

LIBERIAN BUSINESS CORPORATION ACT—DISSENTERS’ RIGHTS

§10.7 Right of dissenting shareholder to receive payment for shares.

Any shareholder of a corporation shall have the right to dissent from any of the following corporate actions and receive payment of the fair value of his shares:

(a) Any plan of merger or consolidation to which the corporation is a party;

(b) Any sale or exchange of all or substantially all of the property and assets of the corporation not made in the usual and regular course of its business, including a sale in dissolution, but not including a sale pursuant to an order of a court having jurisdiction in the premises or a sale for cash on terms requiring that all or substantially all the net proceeds of sale be distributed to the shareholders in accordance with their respective interests within one year after the date of sale; or

(c) Any re-domiciliation or de-registration and reregistration as another entity.

Prior legislation: 1956 Code 4:30; Lib. Corp. L., 1948, §§30, 32; 1976 Liberian Code of Laws Revised, Chapter 10, §10.7, amended effective June 19, 2002.

§10.8 Procedure to enforce shareholder’s right to receive payment for shares.

1. Objection by shareholder to proposed corporate action. A shareholder intending to enforce his rights under section 9.7 or 10.7 to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a statement that he intends to demand payment for his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this Act or where the proposed action is authorized by written consent of the shareholders without a meeting.

2. Notice by corporation to shareholders of authorized action. Within twenty days after the shareholders’ authorization date, which term as used in this section means the date on which the shareholders’ vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any who voted for or consented in writing to the proposed action.

3. Notice by shareholder of election to dissent. Within twenty days after the giving of notice to him, any shareholder to whom the corporation was required to give such notice and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents, and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 10.3 shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or an outline of the material features thereof under section 10.3.

4. Dissent as to fewer than all shares. A shareholder may not dissent as to fewer than all the shares, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to fewer than all the shares of such owner held of record by such nominee or fiduciary.

5. Effect of filing notice of election to dissent. Upon filing a notice of election to dissent, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares.

6. Offer by corporation or other surviving or consolidated entity, or by re-domiciled corporation or reregistered entity to dissenting shareholder to pay for shares. Within seven days after the expiration of the period within which shareholders may file their notices of election to dissent, or within seven days after the proposed corporate action is consummated, whichever is later, the corporation or, in the case of a merger or consolidation, the surviving or consolidated corporation or other entity, or in the case of re-domiciliation, the re-domiciled corporation or in the case of de-registration the reregistered entity, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the offering entity considers to be their fair value. If within thirty days after the making of such offer, the offering entity and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within thirty days after the making of such offer upon the surrender of the certificates representing such shares.

7. Procedure on failure of corporation or other entity to pay dissenting shareholder. The following procedures shall apply if the corporation or other entity fails to make such offer within such period of seven days, or if it makes the offer and any dissenting shareholder fails to agree with it within the period of thirty days thereafter upon the price to be paid for shares owned by such shareholder:

(a) The corporation or other entity shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the circuit court in the judicial circuit in Liberia in which the office of the corporation or other entity is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger, consolidation, re-domiciliation or reregistration the offering entity is a foreign entity without an office in Liberia, such proceeding shall be brought in the country where the office of the domestic corporation, whose shares are to be valued, was located;

(b) If the corporation or other entity fails to institute such proceedings within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenters’ rights shall be lost unless the circuit court, for good cause shown, shall otherwise direct;

(c) All dissenting shareholders, excepting those who, as provided in paragraph 6, have agreed with the corporation or other entity upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation or other entity shall serve a copy of the petition in such proceeding upon each dissenting shareholder in the manner provided by law for the service of a summons;

(d) The court shall determine whether each dissenting shareholder, as to whom the corporation or other entity requests the court to make such a determination, is entitled to receive payment for his shares. If the corporation or other entity does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholder’s authorization date, excluding any appreciation or depreciation directly or indirectly induced by such corporate action or its proposal. The court may, if it so elects, appoint an appraiser to receive evidence and recommend a decision on the question of fair value;

(e) The final order in the proceeding shall be entered against the corporation or other entity in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined. Within sixty days after the final determination of the proceeding, the corporation or other entity shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificates representing his shares.

8. Disposition of shares acquired by the corporation or other entity. Shares acquired by the corporation or other entity upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be cancelled except that, in the case of a merger, consolidation or reregistration, they may be held and disposed of as the plan of merger, consolidation or de-registration and reregistration may otherwise provide.

9. Right to receive payment by dissenting shareholder as exclusive. The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any right to which he might otherwise be entitled by virtue of share ownership, except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to such shareholder.

10. Application to non-share corporations. The provisions of this section shall apply mutatis mutandis to non-share corporations with the substitution of members and membership interests for shareholders and shares.

Prior legislation: 1956 Code 4:41; Lib. Corp. L., 1948, §41; 1976 Liberian Code of Laws Revised, Chapter 10, §10.8, amended effective June 19, 2002.

INCORPORATION BY REFERENCE

The Merger Agreement attached as Appendix A to Stelmar’s Management’s Proxy Solicitation is incorporated by reference herein in under the heading “Certain Information Regarding the Proposed Merger.”

PROXY

STELMAR SHIPPING LTD.

THIS PROXY IS SOLICITED ON BEHALF OF STELSHI HOLDING LTD. AND

STELPHI HOLDING LTD. AND NOT BY THE BOARD OF DIRECTORS OF STELMAR SHIPPING LTD.

The undersigned shareholder of Stelmar Shipping Ltd. hereby appoints Stelios Haji-Ioannou and Polys Haji-Ioannou, and each of them individually, with full power of substitution and resubstitution, as attorneys and proxies for the undersigned and authorizes them to represent and vote, as designated on the reverse side, all of the shares of common stock of Stelmar Shipping Ltd. that the undersigned may be entitled, in any capacity, to vote at the special meeting of shareholders to be held at InterContinental The Barclay New York, 111 East 48th Street, New York, New York on November 16, 2004, at 10:00 a.m. (Eastern Standard Time) and at any adjournments or postponements thereof, with all the rights and powers the undersigned would possess if personally present, for the following purpose and with discretionary authority as to any other matters that may properly come before the meeting.

Stelios and Polys recommend a vote AGAINST the approval and authorization of the Agreement and Plan of Merger, dated September 20, 2004, among Stelfort III Holding Inc. (as assignee of Castlehill Trading Limited), Stelfort III Acquisition Inc. (as assignee of Ansber Trading Limited) and Stelmar Shipping Ltd. Only shareholders who hold shares of record as of the close of business on October 14, 2004 will be entitled to receive notice of and to vote at the special meeting.

This proxy, when properly executed, will cause your shares to be voted as you direct. If you return this proxy, properly executed, without specifying a choice, your shares will be voted AGAINST item (1) on the reverse side and will be voted FOR item (2) on the reverse side.

Receipt of the proxy statement is hereby acknowledged. Please sign, date and return this card promptly using the enclosed postage-paid envelope.

CONTINUED AND TO BE SIGNED AND DATED ON REVERSE SIDE

PLEASE DETACH PROXY CARD HERE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

(i)

☒	Please mark your vote as in this example

Stelios and Polys Haji-Ioannou recommend that you vote AGAINST item (1) below and vote FOR item (2) below.

1.	To consider and vote upon a proposal to approve and authorize the Agreement and Plan of Merger, dated September 20, 2004, among Stelfort III Holding Inc. (as assignee of Castlehill Trading Limited), Stelfort III Acquisition Inc. (as assignee of Ansber Trading Limited) and Stelmar Shipping Ltd.

☐ FOR      ☐ AGAINST      ☐ ABSTAIN

2.	In their discretion, the proxies are authorized to vote upon such other business as may properly before the special meeting or any adjournment or postponement of the special meeting.

☐ FOR      ☐ AGAINST      ☐ ABSTAIN

Note: Please sign exactly as your name appears to the left. When shares are held jointly, each holder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. The signer hereby revokes any and all proxies previously given by the signer to vote at the Special Meeting of Stockholders of Stelmar Shipping Ltd., and any adjournment or postponement thereof.

DATE: , 2004	TITLE:	SIGNATURE:
(please sign exactly as your name appears to the left)

	TITLE:	ADDITIONAL SIGNATURE:
(if held jointly)

(ii)